

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 27, 2022

James Lawson
Chief Executive Officer
AdTheorent Holding Company, Inc.
330 Hudson Street, 13th Floor
New York, New York, 10013

> **Re: AdTheorent Holding Company, Inc.**
> **Registration Statement on Form S-1**
> **Filed January 18, 2022**
> **File No. 333-262201**

Dear Mr. Lawson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or, in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Teri O'Brien